INVEST IN ISSUER PIXEL

A video-centric, B2B networking platform, connecting companies to the world


ISSUER PIXEL
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Highlights

1. CEO has had private-to-IPO exits, producing investment returns of 1,300x (ZAGG) and 400x (GLXZ)
2. CEO co-founded fintech company Revere Data LLC, which was acquired by Factset Data Systems in 2013
2. CEO co-founded fintech company Revere Data LLC, which was acquired by Factset Data Systems in 2013
3. Company currently in Beta - growing customers by 150% per month
4. Patent strategy protects Issuer Pixel's intellectual property - 1 patent issued, 2 patents pending
5. Recently applied for millions in government grants (4 grants) to minimize investor dilution
6. Video/Audio Library with Total Content Control and Uniform and Relevant Video/Audio Search Results
7. Global Visibility and Commerce and Communications

Our Team



David Baker

David co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems, Inc. David's 29-year career includes leading three hedge funds, proprietary trading, investment banking, and securities brokerage.



David Guzy

David founded a business consulting firm that has helped various startups understand their financials and make better strategic decisions. Also, he was a VP at Bank of America.



Vadim Tarasov

Vadim founded and has co-owned a software development company for 8-years and has worked with start-ups and Fortune 500 companies.



Byron Kwok

Byron founded and has co-owned a software development company with Vadim for 8-years. His primary expertise lies in database design and back-end development. Byron is responsible for building the Issuer Pixel technology platform.



Julio Gonzalez

Mr. Gonzalez is the founder and CEO of Engineered Tax Services, Inc. (ETS). He was named one of the Top 100 most influential people in Accounting.



Robert Pederson II

Mr. Pedersen was co-founder, CEO and Chairman of ZAGG, Inc (NASDAQ: ZAGG), growing the company from a startup to $265 Million of revenue in 8 years. Mr. Pedersen has been interviewed on national television shows including Mad Money and Squawk Box.



David Collins

Mr. Collins has 30+ years' experience as a private investor, entrepreneur and investor relations consultant. He has successfully executed investor relations, corporate communications and social media programs for a diverse array of companies.

Pitch

Key Investor



Key Investor
"Issuer Pixel is the perfect solution amidst the growing trend of companies looking to provide video-based content in order to connect and provide information to their investors, partners, and customers. There is tremendous value in having content organized in a logical methodology for users, thereby allowing it to reach the target audience."
Steve Shum
CEO
INVO Bioscience, Inc.
(NASDAQ: INVO)
Investor

Problem

Users of online video platforms (i.e Youtube, Dailymotion, Vimeo) have a difficult time finding business content.



Problem: YouTube and Google Video Use Cases
Disparate and Irrelevant Results Regarding Issuers and Sectors
Situation
An investor, partner, or suitor is interested in video and audio content of companies that produce turbofans for jets. The investor searches desired content on YouTube and Google Video.
Issuer-Specific Problem
YouTube and Google Video is not company-specific and returns a variety of dated video and audio content. Minimal content relates to companies (i.e. Pratt & Whitney), but most results are non-company related (educational material).
Industry & Size Problem
Micro/small/mid-cap public, private, venture stage, and foreign turbofan companies and sectors do not populate in the search results or are extremely hard to find (i.e Powerjet, Kilmov).
Turbofan Jet Companies
Pratt & Whitney's Geared Turbofan™ Engine Revolutionizing Aviation
Jet Engine, How it works ?
Turbojet or Turbofan - Turbine Engines : A Closer Look
How does an engine work
© Proprietary and Confidential | 5



Problem: Dailymotion Use Case
Disparate and Irrelevant Results Regarding Issuers and Sectors
Situation
An investor, partner, or suitor is interested in video and audio content of companies that produce Acetaminophen. The investor searches desired content on Dailymotion.
Issuer-Specific Problem
Dailymotion is not company-specific and returns a variety of dated video and audio content. Minimal content relates to companies and most results are non-company related (news and educational material).
Industry & Size Problem
Micro/small/mid-cap public, private, venture stage, and foreign acetaminophen companies and sectors do not populate in the search results or are extremely hard to find.
dailymotion
Videos
Channels
Playlists
41 results for Acetaminophen companies
Acetaminophen Linked to Risk-Taking Behavior
A RISKY PAIN RELIEVER
Mother's Acetaminophen Use During Pregnancy May Increase Risk Of Behavioral Problems In Kids
Study Finds Acetaminophen Dulls Senses Including Joy and Happiness
Acetaminophen Shown To Temper Positive Emotions
© Proprietary and Confidential | 6

Solution

A video-centric, business-to-business networking platform connecting companies to the world.



Solution
A video-centric, business-to-business networking platform connecting companies to the world.
Company
ISSUER PIXEL
Network
User
Companies Upload Video/Audio Content and Communicate with Users
Users Search Video/Audio Content and Communicate with Companies
Company Benefits
• Centralized library to store, manage, and organize all company video/audio content.
• Visibility – share, multicast, and boost global exposure, cost effective and scalable.
• Video/audio search engine to discover other companies at a granular level.
• Communications with investors, suppliers, partners, and customers.
User Benefits
• Find companies' video and audio by utilizing extremely specific criteria.
• Reduce diligence time and eliminate travel.
• Understand a company based on depth of video/audio content, rather than SEC filings.
© Proprietary and Confidential | 7

Total Available Market



Total Available Market: Number of Companies Globally
Domestic Companies
Over 1,288,963 Domestic Companies
More than 10 Employees
-Census Bureau
25,327 Public Companies
- NYSE, NYSE American, NASDAQ, OTCQX, OTCQB, PINK SHEETS
1,263,636 Private Companies
More than 10 Employees
International Companies
Over 140,000,000 International Companies
More than 10 Employees
- Issuer Pixel internal Estimates
630,000 Public Companies
- Investopedia
139,370,000 Private Companies
More than 10 Employees
© Proprietary and Confidential | 12



Market Size: $130 Billion Total Available Global Market
$4.8 Billion Initial US Target Market
$2.5 Billion Available Company Market
$1.4 Billion Available User Market
$900 Million Corporate Video Sharing Ad Market
© Proprietary and Confidential | 13

Competitive Map



Competitive Map
Abundant Video and Audio Content
Scarce Video and Audio Content
All Content
Company Specific Content
*Google
YouTube
dailymotion
Panopto
brightcove
vimeo
vbrick
Bloomberg
ISSUER PIXEL
• Video/Audio Library with Total Content Control
• Uniform and Relevant Video/Audio Search Results
• Global Visibility
• Commerce and Communications
**WISTIA
BARRON'S
yahoo! finance
MORNINGSTAR
LinkedIn
THOMSON REUTERS
MarketWatch
S&P Global
PitchBook
CrunchBase
*Separate Video Product from YouTube
** Does not have a sharing and visibility component to their product
© Proprietary and Confidential | 16

Timeline



Timeline
Software Development Begins
Notice Of Allowance For Approval Of First Patent
Company Beta Launch
Revenue Generation
June 2020
October 2020
July 2021
July 2021
August 2021
September 2021
March 2022
April 2022
Company Incorporated
Second Patent Filed
Wefunder Financing
Investor Front End Launch
© Proprietary and Confidential | 20

This slide contains forward-looking projections that cannot be guaranteed.

Growth Forecast



Companies and Users Growth Forecast
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
48,000
30,000
101,000
75,000
210,000
210,000
400,000
415,000
760,000
910,000
2022
2023
2024
2025
2026
Companies on Platform
Users on Platform
© Proprietary and Confidential | 20

This slide contains forward-looking projections that cannot be guaranteed.

Exit Strategies



Exit Strategies
Acquisition
Financial Information Companies
• Thompson Reuters
• Bloomberg
• S&P Global
• Morningstar
• Refinitiv (London Stock Exchange)
• Dow Jones-NewsCorp (MarketWatch, Barrons)
Global Information Companies
• LexisNexis-Relx Group
• Wolters Kluwer
• Intapp
• Verisk
Consumer Video Platforms
• YouTube
• Vimeo
• DailyMotion
Social Media and Business Networking Platforms
• Facebook
• LinkedIn
Online Financial Websites
• Apollo Global (Private Equity Firm owns-Yahoo Finance and AOL Assets)
Public Offering
• IPO
• SPAC Merger
• Direct Listing
© Proprietary and Confidential | 21

This slide contains forward-looking projections that cannot be guaranteed.

Downloads

Investor Presentation.mp4

Kiwitech.mov

Issuer Pixel Deck WeFunder 9.26.21.pdf